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                                   EXHIBIT 15
                               EQ ADVISORS TRUST
                                    CLASS IB
                               DISTRIBUTION PLAN

         WHEREAS, The Board of Trustees of the EQ Advisors Trust (the "Trust"), including the Independent Trustees (as defined herein), have concluded in the exercise of their reasonable business judgment and in light of their fiduciary duties under the Investment Company Act of 1940, as amended (the "Act"), that there is a reasonable likelihood that this Plan (the "Plan") will benefit each of the Trust's constituent portfolios (each a "Portfolio") and the Class IB shareholders thereto;

         NOW, THEREFORE, in consideration of the foregoing, this Plan is hereby adopted as follows:

         Section 1. The Trust is authorized to pay a fee (the "Distribution Fee") for services rendered and expenses borne in connection with the distribution of the Class IB shares of the Trust, at an annual rate with respect to each Portfolio not to exceed .50% of the average daily net assets attributable to the Portfolio's Class IB shares. Some or all of such Distribution Fee may be paid to each of the distributors of the Trust's Class IB shares (collectively, "Class IB Distributors") in accordance with the distribution agreements with each of the Class IB Distributors. Subject to such limit and subject to the provisions of Section 9 hereof, the Distribution Fee shall be approved from time to time by: (a) a majority of the Board of Trustees of the Trust and (b) a majority of the Trustees who (i) are not "interested persons" of the Trust, as defined in the Act, and (ii) have no direct or indirect financial interest in the operation of the Plan or any agreements related thereto ("Independent Trustees"), and may be paid in respect of services rendered and/or expenses borne in the past in connection with the Portfolios' Class IB shares as to which no Distribution Fee was paid on account of such limitation. If at any time this Plan shall not be in effect with respect to the Class IB shares of all Portfolios of the Trust, the Distribution Fee shall be computed on the basis of the net assets of the Class IB shares of those Portfolios for which the Plan is in effect. The Distribution Fee shall be accrued daily and paid monthly or at such other intervals as the Board of Trustees shall determine.

         Section 2. Some or all of the Distribution Fee paid to each of the Class IB Distributors may be spent on any activities or expenses primarily intended to result in the sale of Class IB shares of the Trust, including but not limited to the following:

         (a) compensation to and expenses, including overhead and telephone expenses, of employees of each of the Class IB Distributors that engage in the distribution of the Class IB shares;

         (b) printing and mailing of prospectuses, statements of additional information, and reports for prospective purchasers of variable annuity or variable life insurance contracts ("Variable Contracts") investing indirectly in Class IB shares;

         (c) compensation to financial intermediaries and broker-dealers to pay or reimburse them for their services or expenses in connection with the distribution of Variable Contracts investing indirectly in Class IB shares;

         (d) expenses relating to the development, preparation, printing, and mailing of Trust


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         advertisements, sales literature, and other promotional materials describing and/or relating to the Trust;

         (e) expenses of holding seminars and sales meetings designed to promote the distribution of the Class IB shares;

         (f) expenses of obtaining information and providing explanations to Variable Contract owners regarding Trust investment objectives and policies and other information about the Trust and its Portfolios, including the performance of the Portfolios;

         (g) expenses of training sales personnel regarding the Trust;

         (h) expenses of compensating sales personnel in connection with the allocation of cash values and premiums of the Variable Contracts to the Trust; and

         (i) expenses of personal services and/or maintenance of Variable Contract accounts with respect to Class IB shares attributable to such accounts.

         Section 3. This Plan shall not take effect until it has been approved, together with any related agreements, by votes of the majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the Act or the rules and regulations thereunder) of both (a) the Trustees of the Trust, and (b) the Independent Trustees of the Trust, as defined herein, cast in person at a meeting called for the purpose of voting on this Plan or such agreement. Approval of the Plan in this manner, with respect to any Portfolio, prior to the initial public offering of the shares of such Portfolio shall be deemed to have been approved by that Portfolio's outstanding voting securities.

         Section 4. This Plan shall continue in effect for a period of more than one year after it takes effect only for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Section 3 hereof.

         Section 5. Any person authorized to direct the disposition of monies paid or payable by the Class IB shares of the Trust pursuant to this Plan or any related agreement shall provide to the Board of Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

         Section 6. This Plan may be terminated at any time with respect to the Class IB shares of any Portfolio by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding voting securities representing the Class IB shares of that Portfolio.

         Section 7. All agreements with any person relating to implementation of this Plan with respect to the Class IB shares of any Portfolio shall be in writing, and any agreement related to this Plan with respect to the Class IB shares of any Portfolio shall provide:

         (a) That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities representing the Class IB shares of such Portfolio, on not more than 60 days' written notice to any other party to the agreement; and



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         (b)  That such agreement shall terminate automatically in the event of its assignment.

         Section 8. This Plan may not be amended to materially increase the amount of Distribution Fees permitted pursuant to Section 1 hereof with respect to any Portfolio until it has been approved by a vote of at least a majority of the outstanding voting securities representing the Class IB shares of that Portfolio. This Plan shall be deemed to have been effectively approved with respect to the Class IB shares of any Portfolio if a majority of the outstanding voting securities representing the Class IB shares of that Portfolio votes for the approval of this Plan, notwithstanding that this Plan has not been approved by a majority of the outstanding voting securities representing the Class IB shares of any other Portfolio or that this Plan has not been approved by a majority of the outstanding voting securities representing the Class IB shares of the Trust. In addition, all material amendments to this Plan shall be approved in the manner provided for approval of this Plan in Section 3 hereof.

         Section 9. As used in this Plan, the terms "assignment", "interested person", and "majority of the outstanding voting securities" shall have the respective meanings specified in the Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

Adopted as of March 31, 1997.